UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

La Jolla Pharmaceutical Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

503459109

(CUSIP Number)

BioMarin Pharmaceutical Inc.

105 Digital Drive

Novato, California 94949

(415) 506-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 503459109

1.	Names of Reporting Persons. BioMarin Pharmaceutical Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 10,173,120(1)
8. Shared Voting Power
9. Sole Dispositive Power 10,173,120(1)
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,173,120(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 18.36%(2)
14.	Type of Reporting Person (See Instructions) CO

[1]	Comprised of 10,173,120 shares of common stock issuable upon conversion of 339,104 shares of the Issuer’s Series B-1 Convertible Preferred Stock held by the Reporting Person.

[2]

Percentage based on 55,421,634 shares, the number of shares of the Issuer’s common stock outstanding as of November 3, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of La Jolla Pharmaceutical Company, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California, 92121.

Item 2.	Identity and Background

(a) This statement on Schedule 13D is being filed by BioMarin Pharmaceutical Inc., a Delaware corporation (the “Reporting Person”).

(b) The Reporting Person’s principal executive offices are located at 105 Digital Drive, Novato, California 94949.

(c) The principal business of the Reporting Person is developing and commercializing innovative biopharmaceuticals for serious diseases and medical conditions.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person paid $7,500,000 from its own cash to purchase 339,104 shares of Series B-1 convertible preferred stock of the Issuer, par value $0.01 per share (the “Series B Stock”), on January 20, 2009.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Series B Stock was and is for investment purposes, and the acquisition of the Series B Stock by the Reporting Person was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

The Reporting Person acquired the Series B Stock as part of a transaction to license the co-development rights for Riquent, a drug which is currently in development. Depending on the outcome of each of the milestones of the current Phase III study of the efficacy of Riquent, BioMarin CF Limited, a wholly-owned subsidiary of the Reporting Person (“BioMarin CF”), may make further licensing payments, portions of which may be made in further equity investments in the Issuer by the Reporting Person pursuant to a Securities Purchase Agreement, dated as of January 4, 2009 and as amended on January 16, 2009, by and between the Issuer and the Reporting Person (the “Securities Purchase Agreement”).

In order to maintain its license, BioMarin CF is required to pay $15.0 million to the Issuer upon the occurrence of the first interim efficacy analysis and a non-futile determination. However, if the occurrence of the first interim efficacy analysis is accompanied by a p-value achievement, BioMarin CF must effect its full commitment to the development and commercialization of Riquent (the “Full Participation Point”) by paying to the Issuer $47.5 million (up to $7.5 million of which can be paid by the Reporting Person as an equity purchase of the Issuer’s Series B preferred stock).

If BioMarin CF maintains its right to effect the Full Participation Point following the first interim efficacy analysis, then upon the occurrence of the second interim efficacy analysis and a non-futile determination, BioMarin CF is required to pay the Issuer either $22.5 million to maintain its license (up to $5.0 million of which can be paid by the Reporting Person as an equity purchase of the Issuer’s Series B preferred stock) or $15.0 million to effect the Full Participation Point (up to $5.0 million of which can be paid by the Reporting Person as an equity purchase of the Issuer’s Series B preferred stock). If the occurrence of the second interim efficacy analysis is accompanied by a p-value achievement, BioMarin CF is required to pay to the Issuer $55.0 million (up to $10.0 million of which can be paid by the Reporting Person as an equity purchase of the Issuer’s Series B preferred stock) and effect the Full Participation Point.

If BioMarin CF voluntarily elected to effect the Full Participation Point in connection with the second interim efficacy analysis, upon receipt of the 128 flare topline data (the final results) accompanied by a p-value achievement, BioMarin CF is required to pay the Issuer $30.0 million. If BioMarin CF maintained its right to effect the Full Participation Point after the occurrence of the first and second interim efficacy analyses, then upon receipt of the 128 flare topline data accompanied by a p-value achievement, BioMarin CF is required to pay the Issuer $55.0 million (up to $15.0 million of which can be paid by the Reporting Person as an equity purchase of the Issuer’s Series B preferred stock) and effect the Full Participation Point.

If the first interim efficacy analysis or the second interim efficacy analysis is accompanied by a futile determination or if, based on receipt of the 128 flare topline data, the phase III trial does not reach p-value achievement, and BioMarin CF and the Issuer determine to continue the development of Riquent and thereafter Riquent obtains FDA approval, then BioMarin CF must make an additional payment of $55.0 million (up to $15.0 million of which can be paid by the Reporting Person as an equity purchase of the Issuer’s Series B preferred stock).

If the Reporting Person purchases any additional shares of the Issuer’s Series B preferred stock pursuant to the Securities Purchase Agreement, the purchase price for such Series B preferred stock shall be equal to the greater of (a) one hundred ten percent (110%) of the average closing price of the Issuer’s Common Stock for the ten trading days commencing five trading days immediately prior to the Issuer’s public announcement of the event triggering the milestone payment, and (b) $0.73724.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate (subject to Item 6 below) including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock or changing its intention with respect to any and all matters referred to in Item 4 of this statement on Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 55,421,634 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 3, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. The Reporting Person holds 339,104 shares of Series B Stock, which is convertible at the Reporting Person’s election and for no additional consideration into an aggregate of 10,173,120 shares of Common Stock.

(b) The Reporting Person may be deemed to have the sole power to vote and dispose of the shares of Common Stock reported in this statement on Schedule 13D.

(c) All transactions in the class of securities reported on that were effected by the Reporting Person during the past 60 days may be found in Item 3.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Securities Purchase Agreement, the Reporting Person has agreed not to sell any of the Series B Stock (nor any shares of Common Stock underlying such Series B Stock) until the earlier to occur of (i) the date that any director or affiliate of a director sells shares of any security of the Issuer, subject to certain exceptions, (ii) the achievement of certain milestones with respect to Riquent or the abandonment of the phase III clinical trial with respect to Riquent prior to the achievement of such milestones, or (iii) if the Development Agreement is terminated for any reason, the effective date of such termination.

The Development and Commercialization Agreement between the Issuer and BioMarin CF, dated as of January 4, 2009, as amended (the “Development Agreement”), provides that if there is a default by the Issuer under the Development Agreement, in certain circumstances, BioMarin CF can require that the Issuer purchase BioMarin CF’s interest in Riquent under the Development Agreement. However, if the Issuer seeks shareholder approval to grant BioMarin CF, in lieu of its sale right described in the prior sentence, the right to purchase the Issuer’s interest in Riquent under the Development Agreement, the Reporting Person has agreed to vote any voting securities of the Issuer then held by it or its affiliates in favor of such change pursuant to a Letter Agreement dated January 29, 2009 entered into among the Issuer, BioMarin CF and the Reporting Person.

Item 7.	Material to Be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

99.1.	Securities Purchase Agreement, attached as Exhibit A.

99.2.	Amendment No. 1 to Securities Purchase Agreement, attached as Exhibit B.

99.3.	Letter Agreement, attached as Exhibit C.

[SIGNATURE PAGE FOLLOWS]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2009

BioMarin Pharmaceutical Inc.

By:	/s/ G. Eric Davis
G. Eric Davis, Vice President, General Counsel